ECHOSTAR COMMUNICATIONS CORPORATION
9601 South Meridian Boulevard
Englewood, Colorado 80112
December 18, 2007
Via EDGAR
Ms. Kathleen Krebs, Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 3720
Washington, D.C. 20549-5546
Re:	EchoStar Communications Corporation Definitive 14A Filed April 5, 2007 File No. 001-26176
Dear Ms. Krebs:
Per your telephone conversation with our outside counsel, Sullivan & Cromwell LLP, on Monday, December 17, 2007, this letter confirms our request for an extension until January 14, 2008 to respond to your letter of December 7, 2007. Should you have any questions or concerns, please feel free to contact me at (303) 723-1277.

Sincerely,
/s/ Kim A. Culig
Kim A. Culig
Senior Manager — SEC Reporting

9601 South Meridian Blvd., Englewood, CO 80112    Tel: 303.723.1000    Fax: 303.723.1299